FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] CHECK THIS BOX IF NO LONGER SUBJECT      _________________________________
    TO SECTION 16. FORM 4 OR FORM 5          | OMB Number: 3235-0287         |
    OBLIGATIONS MAY CONTINUE.  SEE           | Expires: December 31, 2001    |
    INSTRUCTION 1(b).                        | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Merck KGaA
-----------------------------------------------------
   (Last)            (First)            (Middle)

   Frankfurter Strasse 250
-----------------------------------------------------
                     (Street)

   64293 Darmstadt Germany
-----------------------------------------------------
   (City)               (State)         (Zip)

-------------------------------------------------------------------------------
2. Issuer Name AND Ticker or Trading Symbol

   Pharmaceutical Resources, Inc. PRX

-------------------------------------------------------------------------------
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

   98-0233737

-------------------------------------------------------------------------------
4. Statement for Month/Year

   August/2001

-------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)

   July/1998

-------------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                             [X] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)


   --------------------------------------------------

-------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

-------------------------------------------------------------------------------




                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Common Stock             8/21/01       X             820,000      A        $2.00     820,000               D
---------------------------------------------------------------------------------------------------------------------------------
Common Stock             8/21/01       X             351,040      A        $2.00     600,740(a)            I        See (b) below
---------------------------------------------------------------------------------------------------------------------------------
Common Stock             8/21/01       X              99,700      A        $6.00     600,740(a)            I        See (b) below
---------------------------------------------------------------------------------------------------------------------------------
Common Stock             8/21/01       X             150,000      A       $10.00     600,740(a)            I        See (b) below
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
(a) Aggregate amount of securities indirectly owned and required to be reported by the date of this form.

(b) By Genpharm Inc., an Ontario corporation and a subsidiary of Merck KGaA.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                SEC 1474 (3-99)


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
VALID OMB CONTROL NUMBER.



                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G. PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
-----------------------------------------------------------------------------------------------------------------------------------
    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed   Day/Year)          and 4)          Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Common
Option      $2.00     8/21/01    X            820,000  7/10/01  4/30/03   Stock   820,000             0           D
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Common
Option      $2.00     8/21/01    X            351,040  7/10/01  4/30/03   Stock   351,040             0           I       See (iii)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Common
Warrant     $6.00     8/21/01    X             99,700  See (i) 10/16/02   Stock    99,700             0           I       See (iii)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Common
Warrant    $10.00     8/21/01    X            150,000 See (ii) 10/16/02   Stock   150,000             0           I       See (iii)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
(i) Became exercisable on achievement of certain sales targets set forth in Warrant Agreement dated October 16, 1992 between Issuer and Genpharm Inc., an Ontario corporation and a subsidiary of Merck KGaA.
(ii) Became exercisable on achievement of certain sales targets under distribution agreement dated April 30, 1993 between Issuer and The Generics Group B.V., an affiliate of Genpharm Inc.
(iii) Indirectly owned derivative securities were owned of record by Genpharm Inc.
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                    /s/ Klaus-Peter Brandis                      9/10/01
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date
              Name: Klaus-Peter Brandis

              Title: Head of Legal Department